Filed Pursuant to Rule 433

Registration Statement No. 333-149378

April 21, 2010

Free Writing Prospectus

(To Prospectus dated March 3, 2008 and

Prospectus Supplement

dated April 20, 2010)

Standard Pacific Corp.

Issuer:	Standard Pacific Corp.
Security Description:	Senior notes
Distribution:	SEC Registered
Face:	$300,000,000
Gross Proceeds:	$300,000,000
Net Proceeds to Issuer (before expenses):	$295,875,000
Coupon:	8.375%
Maturity:	May 15, 2018
Offering Price:	100%
Yield to Maturity:	8.375%
Spread to Treasury:	+497 bps
Benchmark:	UST 3.875% due 5/15/2018
Ratings:	B3/B-
Interest Pay Dates:	May 15 and November 15
Beginning:	November 15, 2010
Optional redemption:	Makewhole call @ T+50 bps
Change of control:	Put @ 101% of principal plus accrued interest
Trade Date:	April 21, 2010
Settlement Date: (T+8)	May 3, 2010
CUSIP:	85375CAX9
ISIN:	US85375CAX92
Denominations:	2,000x1,000
Bookrunner:	J.P. Morgan Securities Inc.
Co-manager:	Broadpoint Capital, Inc.

Terms used but not defined herein shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

DEBT AND CASH: As a result of the increase in the size of the transaction, the following financial items will be reflected under the headings “Summary,” “Risk factors” and “Description of notes” of the Prospectus Supplement:

At March 31, 2010, after giving pro forma effect to the offering (and assuming that all of the 2010, 2011 and 2013 notes are redeemed or repurchased and $105.3 million of intercompany indebtedness is repaid with the net proceeds of the offering, as described under “Use of proceeds”):

•

we and the subsidiary guarantors would have had $1,247.4 million of debt outstanding (including the notes, but excluding indebtedness relating to our mortgage banking operations and indebtedness relating to liabilities from inventories not owned), $1.1 million of which would have been secured and effectively senior to the notes, $0.1 million of which is unsecured and would rank equally with the notes (except to the extent of the collateral securing the notes and the guarantees) and $116.1 million of which would have been subordinated to the notes, including our 6% senior subordinated convertible notes due 2012;

•

we and the subsidiary guarantors would have had an aggregate of approximately $946.1 million principal amount in senior notes, senior subordinated notes and term loans that will mature between 2010 and 2016;

•	the maximum aggregate amount of indebtedness under our indentures and senior credit facilities that we could be required to repurchase or repay upon:

•	a change of control triggering event was approximately $1,256.3 million, and

•	a change of control without a ratings decrease event and requirement to purchase the notes was approximately $953.3 million;

CAPITALIZATION: As a result of the increase in the size of the transaction, the following items in the “As adjusted” column in the table set forth under the heading “Capitalization” on page S-30 of the Prospectus Supplement will read:

	As Of March 31, 2010
($ in thousands) (unaudited)	Actual	As adjusted
Cash and equivalents(1)(2)	$603,581	$708,894

Debt:
6 1/2% Senior Notes due 2010	15,049	—
6 7/8% Senior Notes due 2011	48,619	—
8 3/8% Senior Notes due 2018 offered hereby	—	300,000

Total debt(2)	1,156,700	1,271,852

Shareholders’ equity:
Accumulated deficit	(585,699)	(590,883)
Total stockholders’ equity	434,568	429,384

Total capitalization	$1,591,268	$1,701,236

(1)	Includes $17.3 million of restricted cash.
(2)	Part of the proceeds from this offering will be used to pay down intercompany debt that is not included in our capitalization because it is eliminated in any presentation of our consolidated indebtedness.

USE OF PROCEEDS: As a result of the increase in the size of the transaction, the language set forth under the heading “Use of proceeds” on page S-29 of the Prospectus Supplement will read:

We estimate that the net proceeds to us from the sale of the notes will be approximately $296 million (net of underwriting discounts and commissions). We intend to use a portion of the offering proceeds to purchase through the Tender Offer any and all of our outstanding 2013 notes, which bear interest at 7 3/4% per annum and mature on March 15, 2013. After the completion of the Tender Offer, we intend to redeem, in accordance with the terms of the indenture under which the 2013 notes were issued, any remaining 2013 notes not validly tendered and accepted for payment. We expect to use $123.4 million to purchase the 2013 notes in the Tender Offer (assuming that all of the 2013 notes are validly tendered and accepted for payment in the Tender Offer). We intend to use a portion of the offering proceeds to redeem any and all our outstanding 2010 notes, which bear interest at 6 1/2% per annum and mature on August 15, 2010 and any and all of our outstanding 2011 notes, which bear interest at 6 7/8% per annum and mature on May 15, 2011, each in accordance with the terms of the indenture under which the 2010 notes and the 2011 notes were issued. We expect to use $15.2 million to redeem the 2010 notes and $51.3 million to redeem the 2011 notes. Any remaining proceeds will be used to repay approximately $105.3 million of our outstanding intercompany indebtedness, which at April 21, 2010, totaled $129.5 million (all of which is eliminated in any presentation of consolidated indebtedness). All of the intercompany debt was incurred by us or certain of our subsidiaries that are “Restricted Subsidiaries,” as defined in the indentures governing our outstanding notes, from Standard Pacific Investment Corp., or SPIC, a subsidiary that is an “Unrestricted Subsidiary” as defined in the indentures governing our outstanding notes. The indebtedness to SPIC was incurred to repay outstanding credit facility indebtedness and other notes payable. The intercompany indebtedness we expect to repay bears interest at 7% per annum, $12.6 million of which matures on September 30, 2011, $32.5 million of which matures on March 31, 2012 and $60.2 million of which matures on December 1, 2013. SPIC expects to use the proceeds from the debt repayment for general corporate purposes.

This communication is intended for the sole use of the person to whom it is provided by the sender. This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of the notes or the offering. This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Standard Pacific has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (including the prospectus supplement) in that registration statement and other documents Standard Pacific has filed with the SEC for more complete information about Standard Pacific and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from your sales representative J.P. Morgan Securities Inc., 383 Madison Avenue, Floor 3, New York, New York 10179 or toll free at 1-800-245-8812.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.